Exhibit 99.1

NIO Inc. Prices Offering of
US$1.3 Billion Convertible Senior Notes

SHANGHAI, China, January 12, 2021—NIO Inc. (NYSE: NIO) (“NIO” or the “Company”), a pioneer in China’s premium smart electric vehicle market, today announced the pricing of US$650 million in aggregate principal amount of convertible senior notes due 2026 (the “2026 Notes”) and US$650 million in aggregate principal amount of convertible senior notes due 2027 (the “2027 Notes,” and, together with the 2026 Notes, the “Notes”) (the “Notes Offering”). The Notes have been offered to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and certain persons in offshore transactions in reliance on Regulation S under the Securities Act. In addition, the Company has granted the initial purchasers in the Notes Offering a 30-day option to purchase up to an additional US$100 million in aggregate principal amount of the 2026 Notes and US$100 million in aggregate principal amount of the 2027 Notes. The Company plans to use the net proceeds from the Notes Offering mainly for general corporate purposes and to further strengthen its cash and balance sheet positions.

When issued, the Notes will be senior, unsecured obligations of NIO. The 2026 Notes will not bear interest, and the principal amount of the 2026 Notes will not accrete. The 2027 Notes will bear interest at a rate of 0.50% per year, payable semiannually in arrears on February 1 and August 1 of each year, beginning on August 1, 2021. The 2026 Notes will mature on February 1, 2026 and the 2027 Notes will mature on February 1, 2027, unless repurchased, redeemed or converted in accordance with their terms prior to such date. Prior to August 1, 2025, in the case of the 2026 Notes, and August 1, 2026, in the case of the 2027 Notes, the Notes will be convertible at the option of the holders only upon satisfaction of certain conditions and during certain periods. Holders may convert their Notes at their option at any time on or after August 1, 2025, in the case of the 2026 Notes, or August 1, 2026, in the case of the 2027 Notes, until the close of business on the second scheduled trading day immediately preceding the relevant maturity date. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, cash, the Company’s American Depositary Shares (“ADSs”), each currently representing one Class A ordinary shares of the Company, or a combination of cash and ADSs, at the Company’s election.

The initial conversion rate of the 2026 Notes is 10.7458 ADSs per US$1,000 principal amount of such 2026 Notes (which is equivalent to an initial conversion price of approximately US$93.06 per ADS and represents a conversion premium of approximately 50.0% above the closing price of the Company’s ADSs on January 12, 2021, which was US$62.04 per ADS). The initial conversion rate of the 2027 Notes is 10.7458 ADSs per US$1,000 principal amount of such Notes (which is equivalent to an initial conversion price of approximately US$93.06 per ADS and represents a conversion premium of approximately 50.0% above the closing price of the Company’s ADSs on January 12, 2021). The relevant conversion rate for each series of the Notes is subject to adjustment upon the occurrence of certain events.

Holders of the Notes may require the Company to repurchase all or part of their Notes for cash on February 1, 2024, in the case of the 2026 Notes, and February 1, 2025, in the case of the 2027 Notes, or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the relevant repurchase date. In addition, on or after February 6, 2024, in the case of the 2026 Notes, and February 6, 2025, in the case of the 2027 Notes, until the 20th scheduled trading day immediately prior to the relevant maturity date, the Company may redeem the Notes for cash subject to certain conditions, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the relevant optional redemption date. Furthermore, the Company may redeem all but not part of the Notes in the event of certain changes in the tax laws.

Shortly after the pricing of the Notes, the Company expects to enter into one or more separate and individually privately negotiated agreements with one or more holders of its outstanding 4.50% convertible senior notes due 2024 (the “2024 Notes”) to exchange approximately US$581.7 million principal amount of the outstanding 2024 Notes for ADSs (each, a “2024 Notes Exchange” and collectively, the “2024 Notes Exchanges”). The terms of each 2024 Notes Exchange are anticipated to be individually negotiated with each holder of the 2024 Notes that is a party to such 2024 Notes Exchange and will depend on several factors, including the market price of the ADSs and the trading price of the 2024 Notes at the time of each such 2024 Notes Exchange. No assurance can be given as to how much, if any, of the 2024 Notes will be exchanged or the terms on which they will be exchanged.

The Company expects that holders of the 2024 Notes that dispose of their 2024 Notes in any 2024 Notes Exchange (in particular, holders that employ a convertible arbitrage strategy with respect to the 2024 Notes) may sell the ADSs in the market and/or in privately negotiated transactions and/or enter into or unwind economically equivalent derivative transactions with respect to the ADSs to hedge their exposure in connection with the 2024 Notes Exchanges and their investment in the 2024 Notes, which may include transactions executed with certain financial institutions that are parties to the Company’s existing capped call transactions and/or existing zero-strike call option transactions, which the Company entered into in February 2019 in connection with the issuance of the 2024 Notes (respectively, the “existing capped call counterparties”, the “existing capped call transactions”, the “existing zero-strike call counterparties” and the “existing zero-strike call transactions”), or their respective affiliates. Certain initial purchasers of this Notes Offering also act as the existing capped call counterparties and the existing zero-strike call counterparties. Any of the above activities could decrease (or reduce the size of any increase in) the market price of the ADSs or the trading price of the Notes or the outstanding 2024 Notes at that time.

In connection with the 2024 Notes Exchanges, the Company expects to enter into agreements with some or all of the existing capped call counterparties shortly after the pricing of the Notes to terminate a portion of the relevant existing capped call transactions in a notional amount corresponding to the portion of the principal amount of such 2024 Notes exchanged. In connection with such terminations and the related unwind of the existing hedge positions with respect to the existing capped call transactions, the Company expects the existing capped call counterparties and/or their respective affiliates to concurrently with or shortly following the pricing of the Notes to enter into or unwind various derivative transactions economically equivalent to buying the ADSs and/or to, shortly following the pricing of the Notes, buy the ADSs in privately negotiated transactions, which may include transactions executed with holders of the 2024 Notes that participate in the 2024 Notes Exchanges and/or purchasers of the Notes. Any of the above activities could increase (or reduce the size of any decrease in) the market price of the ADSs or the trading price of the outstanding 2024 Notes at that time. The Company cannot predict the magnitude of the market activities described above or the overall effect they will have on the price of the Notes, the 2024 Notes or the ADSs. Depending on the times or periods during which it occurs, the hedge unwind activity of the existing capped call counterparties may to some extent offset the effects of the hedge unwind activity of the holders of the 2024 Notes described above. In connection with such terminations of the existing capped call transactions, the Company expects to receive deliveries of the ADSs in such amounts as specified pursuant to any such termination agreement.

The Notes, the ADSs deliverable upon conversion of the Notes, if any, prior to the resale restriction termination date (as set forth in the terms of the Notes) and the Class A ordinary shares represented thereby have not been and will not be registered under the Securities Act or securities laws of any other places. They may not be offered or sold within the United States or to U.S. persons, except to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act and to certain persons in offshore transactions in reliance on Regulation S under the Securities Act.

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The Company expects to close the Notes Offering on or about January 15, 2021, subject to the satisfaction of customary closing conditions.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending Notes Offering and 2024 Notes Exchanges, and there can be no assurance that the Notes Offering and/or 2024 Notes Exchanges will be completed. The Notes Offering is not contingent on the closing of the 2024 Notes Exchanges.

About NIO Inc.

NIO Inc. is a pioneer in China’s premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, jointly manufactures, and sells smart premium electric vehicles, driving innovations in next-generation technologies in connectivity, autonomous driving, and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive and convenient power solutions, the Battery as a Service (BaaS), NIO Pilot and NIO Autonomous Driving (NAD), Autonomous Driving as a Service (ADaaS) and other user-centric services. NIO began deliveries of the ES8, a 7-seater flagship premium electric SUV, in China in June 2018, and its variant, the 6-seater ES8, in March 2019. NIO officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018 and began deliveries of the ES6 in June 2019. NIO officially launched the EC6, a 5-seater premium electric coupe SUV, in December 2019 and began deliveries of the EC6 in September 2020. On January 9, 2021, NIO ET7, the smart electric flagship sedan and NIO’s first autonomous driving model, was officially launched.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, whether the Company will complete the Notes Offering and the 2024 Notes Exchanges and a description of various hedging activities contain forward-looking statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to grow manufacturing in collaboration with partners; its ability to provide convenient charging solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8, ES6, EC6 and ET7; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

For investor and media inquiries, please contact:

NIO Inc.

Investor Relations

Tel: +86-21-6908-2018

Email: ir@nio.com

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